Mail Stop 4561

January 15, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 605
Cincinnati, Ohio 45209

       Re: **Zoo Entertainment, Inc.**
               Registration Statement on Form S-1
               Filed on December 22, 2009
               File No. 333-163937

               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed April 15, 2009
               File No. 333-124829

Dear Mr. Seremet:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 17

1.   You refer to the safe-harbor of the Private Securities Litigation Reform Act, which is inapplicable to a penny stock issuer. In addition, on page 15 you state that you are subject to the penny stock rules. Please tell us your analysis as to

whether you are in fact subject to these rules, and, if so, please remove the references to the safe harbor of the Private Securities Litigation Reform Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, page 21

2.   Please expand your discussion of results of operations to quantify the reasons for your fluctuations in your line items period over period as well as explain in further detail why amounts fluctuated period over period. Your current disclosures appear to be unclear to readers as to which items are the significant factors. For example, on page 22, you disclose that the decrease in general and administrative expenses resulted primarily from a reduction in corporate salaries and related costs. This disclosure is unclear as to if the reduction is a result of headcount reductions or a decrease in salaries. Similarly, you identify a lower percentage of distribution costs in the 2009 period for selling and marketing expenses, but this decrease is not quantified. Your enhanced disclosures should enable a reader to better understand the extent to which operating results were impacted by specific factors. See Section III.B.4 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

3.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Similarly, you should provide a separate discussion of your investing activities and financing activities. Please expand your disclosures accordingly. Refer to the guidance in Section IV of SEC Release No. 33-8350. Your discussion should include the year ended December 31, 2008 and the nine month period ended September 30, 2009.

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

4.   We note your disclosure on page 16, that carrier relationships, among individual products and services, represent meaningful portions of your revenues and net loss in any quarter. You further disclose that you recognize some payments from carriers on the cash basis. Please expand your revenue recognition policy to explain your relationship with these carriers and the nature of why you recognize some of the revenue from these carriers on the cash basis.

Business, page 36

5.   With respect to every third-party statement in your prospectus, including without limitation the market data by NPD Group, PricewaterhouseCoopers, Gartner Group and Yankee Group, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Intellectual Property

Platform Licenses, page 41

6.   We note your disclosures throughout your filing that you develop, publish and distribute video game software for Microsoft's Xbox platform. However, you do not disclose that you currently have a license from Microsoft to develop and publish products for Xbox. Please advise.

Management, page 43

7.   Please ensure that you give complete 5 year business histories of all directors and executive officers in accordance with Item 401(e) of Regulation S-K. We note that your disclosure for certain individuals is general in nature, and for certain other individuals appears to be incomplete.

8.   Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175.

Executive Compensation, page 48

9.   Please update your executive compensation disclosure to provide information for your recently-completed fiscal year ended December 31, 2009. Refer to "Interpretive Responses Regarding Particular Situations" Item 217.11 under Item 402(a) of Regulation S K of our Compliance and Disclosure Interpretations.

Security Ownership of Certain Beneficial Owners and Management …, page 52

10.   Item 403 of Regulation S-K requires columnar disclosure regarding any class of your voting securities, which would appear to include your Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. Please revise your table to disclose holdings with respect to all classes of your voting stock.

11.   In the introductory paragraph of this section, you state that, for purposes of the table, you have assumed that all issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have converted to common stock. This appears inconsistent with Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1). We also note that footnote (1) to this table appears to contain contradictory disclosure indicating that proper assumptions were made in accordance with Rule 13d-3(d)(1). Please advise.

Selling Stockholders, page 55

12.   Please briefly describe in this section the transactions in which each selling shareholder acquired its shares, including how the Plaintiffs originally acquired the Plaintiffs Shares. Please also confirm that all relevant agreements relating to these transactions have been filed as exhibits to the registration statement.

Where You Can Find Additional Information, page 71

13.   You do not appear to have included all the information required by Item 101(h)(5) of Regulation S-K. Please revise your document accordingly.

Notes to Consolidated Financial Statements, page F-7

14.   We note based on your disclosure on page F-23, that foreign operations represent 20% of your total loss before income taxes for the year ended December 31, 2008. Please provide in a footnote disclosure, the geographical disclosure requirements of ASC 280-10-50-41. In addition, we note you disclose your major customers as a percentage of revenue as well as your major products in various parts of your filing. Please provide these amounts in a footnote disclosure pursuant to ASC 280-10-50-38 through 42.

3. Basis of Presentation and Significant Accounting Policies

Equity-based Compensation, page F-11

15.   We note your common shares have limited trading volume. In light of this, expand your disclosures to explain how you determined the fair value of your common shares to determine the fair value of your equity-based compensation. Refer to ASC 718-10-30-2 through 4.

Fair Market Value of Financial Instruments, page F-12

16.   We note your issuance of warrants under the Zoo Entertainment Notes on page F-21. Tell us how you considered the disclosures pursuant to ASC 820-10-50-2.

4. Business Acquisitions and Dispositions

Zoo Publishing, Inc., page F-14

17.   Please provide us with your significance tests performed under Rule 8-04(3)(b) of Regulation S-X that you used to determine that separate financial statements for Zoo Publishing, Inc. are not required to be filed. In addition, tell us why you believe that Zoo Publishing, Inc. would not qualify as a predecessor entity.

13. Notes Payable, page F-20

18.   We note that you used an independent valuation firm to fair value the warrants issued to the Zoo Entertainment noteholders. Your disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. In this regard, your response should address Question 141.02 of Compliance and Disclosure Interpretations ("C&DIs") comprise the Division's interpretations of the Securities Act Sections.

Financial Statements for the Period Ended September 30, 2009

Note 3. Basis of Presentation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-40

19.   We note you disclose that you incurred a triggering event on November 20, 2009, which resulted in an impairment charge as of September 30, 2009. Clarify your disclosures to clearly indicate that your impairment test performed on November

20, 2009 indicated that your goodwill was impaired as of September 30, 2009. Refer to ASC 350-20-35-30. In addition, revise your disclosures to discuss each of the items outlined in ASC 350-30-50-3 for your intangible asset impairment loss. For example, you should disclose how you determined the fair value of the content intangible asset and disclose the reasons for the impairment.

20.   We note your statement that in respect to your goodwill impairment charge, you will perform a formal impairment analysis during the fourth quarter of 2009 and adjust the impairment estimates accordingly, if necessary. We note your impairment charge eliminated your goodwill balance. Tell us whether you have completed this impairment analysis.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer Advances, page F-45

21.   Tell us why you do not view the advances from customers as loans or as financing. Since the terms of these advances have debt-like features, these advances appear to represents loans to the company. Please advise.

22.   Tell why you are accounting for the warrants issued to Solutions 2 Go, Inc. as an interest expense instead of a reduction of revenue. Cite the accounting literature that supports your accounting.

Note 13. Stockholders' Equity (Deficiency) and Stock-Based Compensation Arrangements, page 53

23.   We note that Messrs. Seremet and Rosenbaum have entered into a Guaranty with Wells Fargo an option to purchase that number of shares of common stock of the company equal to 6.25%. Explain how you are accounting for this option.

24.   Revise to include a table that shows the warrant and option activity throughout the interim period. That is, consider providing the disclosures outlined in ASC 718-10-50-2.

Note 20. Subsequent Events, page F-57

25.   You disclose that $11.8 million of existing debt and related accrued interest will convert into Series B Preferred Stock. Consider adding disclosures as outlined in ASC 855-10-50-2 and 3 to show the effects of this transaction.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 73

26.   You disclose several sales of unregistered securities taking place on August 31,
        2009, November 20, 2009 and December 16, 2009, but you do not appear in all
        cases to have filed an electronic Form D with respect to the sale. Please advise.

Item 17. Undertakings, page 85

27.   You have not included the undertaking set forth in Item 512(h) of Regulation S-K.
        Please include this undertaking in your future amendments, or advise us as to why
        you think this is not required.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of disclosure controls and procedures, page 41

28.   We note the following items related to your evaluation of disclosure controls and
        procedures. Refer to Item 307 of Regulation S-K. Please amend your filing for
        the following:

        • The evaluation of disclosure controls and procedures is separate from
          management's annual report on internal control over financial reporting. As
          such, your references under this section should be disclosure controls and
          procedures, rather than internal control over financial reporting or internal
          controls and procedures.

        • You disclose that your management has determined that you have a material
          weakness, however you have not disclosed your plan to remediate your
          material weakness. Revise to discuss your plan of remediation. When
          discussing remediation of material weaknesses, please also provide an
          estimated timetable for remediation and disclose any associated material costs,
          to the extent known.

Management's annual report on internal control over financial reporting, page 41

29.   We note the following items related to Management's annual report on internal
        controls over financial reporting. Your disclosures do not appear to be compliant
        with Item 308 of Regulation S-K. Please amend your filing for the following:

Mr. Mark Seremet
Zoo Entertainment, Inc.
January 15, 2010
Page 8

- Your statement that management is responsible for establishing and maintaining adequate internal controls over financial reporting should be moved from under evaluation of disclosure controls and procedures. Refer to Item 308(a)(1).

- Identify the framework used by management. Refer to Item 308(a)(2).

- Provide management's assessment of the effectiveness of the registrant's internal control over financial reporting. Refer to Item 308(a)(3).

- Please remove the sentence in your second paragraph that begins with, "Subject to the limitations above..." or provide us with the authoritative guidance that supports this statement in your internal control over financial reporting.

- Revise your references from disclosure controls and procedures to internal control over financial reporting.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (212) 983-3115
        Kenneth R. Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.